SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors Meeting
held on September 15, 2016

1. Date, Time and Place: On September 15, 2016, at 3 p.m., at the Company’s headquarters at Avenida das Nações Unidas 8.501, 19º andar.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval of the quorum were verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following was resolved, unanimously and without any restrictions, by all attending members of the Board of Directors:

4.1. Pursuant to court decision rendered by the 10th Federal Court, Judiciary Section of the Federal District of the 1st Region Federal Regional Court in accordance with proceeding nº 0037357-72.2016.4.01.3400, providing for provisional remedies applicable to all those investigated, especially with respect to “suspending all and any activity in the financial and capital markets, as well as suspending the performance of any position or managerial duty at company or corporate group”, to register the temporary suspension of Mr. Maurício Marcellini Pereira, Brazilian citizen, divorced, business administrator, identity card (RG) nº 19434, issued by CRA/MG, individual taxpayer’s register (CPF/MF) nº 838.823.836-15, from his duties as member of the Company’s Board of Directors and of the Audit Committee, in compliance with provisions of referred court decision.

4.2. In view of the aforementioned and during the suspension period as resolved by court decision, to appoint Mr. Odair Garcia Senra, Brazilian citizen, widower, civil engineer, identity card (RG) nº 3.259.126, issued by SSP/SP, individual taxpayer’s register (CPF/MF) nº 380.915.938-72, resident and domiciled in the City and State of São Paulo, with office in the City and State of São Paulo, at Avenida das Nações Unidas, nº 8.501, 19° andar, CEP 05425-070, to act as a member of the Company’s Audit Committee, position previously held by Mr. Maurício Marcellini Pereira, with term of office to expire on May 4, 2018.

4.3. Therefore, the Audit Committee now is composed of Messrs. Francisco Vidal Luna, Brazilian citizen, married, economist, identity card (RG) nº 3.500.003-X SSP/SP, individual taxpayer’s register (CPF/MF) nº 031.950.828-53, resident and domiciled in the City and State of São Paulo, at Rua Sampaio Vidal 440, Jardim Paulistano, CEP 01443-000, in the capacity of Chairman of the Committee; José Écio Pereira da Costa Junior, Brazilian citizen, married, business administrator and accountant, identity card (RG) nº 4.762.308, issued by SSP/SP, individual taxpayer’s register (CPF/MF) nº 359.920.858-15, resident and domiciled in the city of Curitiba, State of Paraná, with office at Av. República Argentina, 665, cjs. 906/907, CEP 80240-210; and Odair Garcia Senra, identified above. Pursuant to the US Sarbanes-Oxley Act, it is worth informing that (i) all members of the Audit Committee are independent; and (ii) Mr. Francisco Vidal Luna complies with financial expert requirements.

4.4. As registered the temporary vacancy of sitting member of the Company’s Board of Directors previously held by Mr. Maurício Marcellini Pereira, pursuant to Article 19 of the Company’s Bylaws and approval at the Annual General Meeting held on April 25, 2016, the Company’s Board of Directors shall have the following composition for the terms of office to expire at the 2018 Annual General Meeting: (i) Odair Garcia Senra, identified above; (ii) Cláudio José Carvalho de Andrade, Brazilian citizen, married, business administrator, identity card (RG) nº 04.408.508-78, individual taxpayer’s register (CPF/MF) nº 595.998.045-20, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Ataulfo de Paiva 204, 10º andar, Leblon, CEP 22440-033; (iii) Francisco Vidal Luna, identified above; (iv) Guilherme Affonso Ferreira, Brazilian citizen, legally separated, businessman, identity card (RG) nº 4.405.163 SSP/SP, individual taxpayer’s register (CPF/MF) nº 762.604.298-00, resident and domiciled in the City and State of São Paulo, with office at Rua Estados Unidos 1342, Jardim América, CEP 01427-001; (v) José Écio Pereira da Costa Júnior, identified above; and (vi) Rodolpho Amboss, Brazilian citizen, married, civil engineer, identity card (RG) nº 355.703, issued by SPTC-ES, individual taxpayer’s register (CPF/MF) nº 742.664.117-15, resident in the United States of America, with business address at 40 West 57th Street, 29th floor, New York, NY, 10019, United States of America; all of them in the capacity of independent board members.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the attending board members. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 15, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer